BROWNRUDNICK

JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

One Financial Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

RECEIVED
2005 AUG 10 P 12:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 5, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

[redacted]

05010352

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

1. Press release dated 2 August 2005 – Option's Q2 05 Revenues of EUR 48.9 M, Above Total Sales of 1H 04 (**Exhibit 1**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Jenny E. Mercado, Esq.

Enclosures

PROCESSED
AUG 12 2005
THOMSON FINANCIAL

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email w/o encl.)
Mark A. Dorff, Esq. (via email w/o encl.)
James E. Bedar, Esq. (via email w/o encl.)

dlw 8/10

1380939 v1 - MERCADJE - 019086/0001

EXHIBIT 1

OPTION'S Q2 05 REVENUES OF EUR 48.9 M, ABOVE TOTAL SALES OF 1H 04

For immediate release

Leuven, Belgium –August 2nd, 2005 - Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today reported results for the second quarter 2005. The results are reported in Euro. In line with the regulatory environment the results, as from January 1st 2005, are prepared in accordance with International Financial Reporting Standards (IFRS). Following the Belgian regulator's, CBFA, circular FMI/2003-02, the financial presentation and the disclosures in this press release are allowed not to fully comply with IAS 34 ("Interim financial reporting") and with IFRS 1 ("First time adoption of International Financial Reporting Standards"). 2004 figures, reported under USGAAP rules, have been restated into IFRS and may differ from earnings releases issued in 2004.

The highlights of the second quarter and first half included:

- Revenues for the second quarter of fiscal year 2005 of EUR 48.9 million increased by 62% compared to the EUR 30.2 million generated in the second quarter of 2004.

- Gross margin of 45.1% on the Q2 revenues, related only to equipment sales, is in line with the management forecast and showed a decrease compared to the 49.1% gross margin of Q2, 2004, which was at the time positively influenced by development fees. Excluding the weakening Euro compared to the USD during the quarter gross margin remained at a level of 47.4%.

- EBIT increased to EUR 10.3 million (or 21.1% on revenues) during the quarter compared to EUR 7.0 million (or 23.3% on revenues) in last year's equivalent period.

- Net Earnings for the second quarter of 2005 were EUR 7.7 million or EUR 0.76 per basic share and EUR 0.74 per diluted share, compared to a net profit of EUR 5.1 million or EUR 0.52 per basic share and EUR 0.50 per diluted share in Q2 2004.

- During the first half of 2005 revenues amounted to EUR 78.8 million which means an increase of 66% compared to the EUR 47.5 million revenues generated during the first half of 2004.

- The year-to-date gross margin is 46.9% compared to 47.8% gross margin in the first half of 2004.

- During the first 6 months of 2005, the company realized an EBIT of 15.8 million (or 20.1% on revenues) compared to 8.8 million in the same period in 2004 (or 18.5% on revenues).

- Net Earnings for the first half of 2005 were EUR 11.4 million or EUR 1.13 per basic share and EUR 1.11 per diluted share, resulting in a growth of 75% of the net profit of EUR 6.5 million or EUR 0.68 per basic share and EUR 0.66 per diluted share in the first semester of 2004.

- The Company generated EUR 12.3 million cash from operating activities during the first half of 2005, compared to EUR 10.2 million in the comparative period the previous year.

- Inventories grew during the first half with EUR 6.6 million, mainly due to the building of raw materials stocks in order to meet the strong sales order intake for the third quarter, whilst the level of finished goods at quarter end remained very low (5.2% of total inventory held).

- Mid June, Option announced the launch of a Level 1 ADR program which can create additional visibility for our growth plan towards the the US domestic investment community. The Bank of New York is currently selecting interested US market makers for the ADR's under OPNVY ticker.

In million of euros
Except for data per share

	IFRS			
	Q2/05 LIMITED REVIEW	**Q2/04** LIMITED REVIEW	**1H/05** LIMITED REVIEW	**1H/04** LIMITED REVIEW
Revenues	48.9	30.2	78.8	47.5
Gross Profit	22.0	14.8	37.0	22.7
Operating expenses	11.7	7.8	21.2	13.9
Operating Income	10.3	7.0	15.8	8.8
Net Income	7.7	5.1	11.4	6.5
Earnings per share (basic) Euro	0.76	0.52	1.13	0.68

Commenting on the results, Mr. Callewaert, Founder and Chief Executive Officer said:

"Our company posted the highest revenues of any given quarter so far with 5.9 million EURO above our already increased upper range first half-year sales guidance. A corresponding gross margin of 45.1% remained in line with management expectations. With a net result of 7.7 million EURO for the quarter, 51% higher compared to last year's equivalent period, our company has performed excellently.

3G data cards represented 90% of unit sales during the quarter with 10% of non-3G data card sales constituting the remainder. A high proportion of the non-3G sales were EDGE related data cards.
The GlobeTrotter 3G Quad™ has and continues to be a market "best seller". The advantageous price elasticity of this product has had a positive influence on sales and has further stimulated market demand. Volume shipments of GlobeTrotter combining WLAN technologies within a single data card, has also been strong accounting for 27.5% of overall unit sales in the past quarter.

Option continues to take a leading position in the booming market for wireless data cards, and we see our evolution in the market as a major volume player. We have been successful in further expanding our customer base bringing the total number of wireless operators to over 60.

We are adapting our organization to respond to the increased volume demand whilst continuing to invest heavily in new products and technologies for our future growth.

Our HSDPA data card program remains on track for commercial product release during the fourth quarter of this fiscal year when network infrastructure equipment will be deployed. Currently we have HSDPA data cards in test across a number of our operator customers. As a direct result of our ongoing HSDPA development program, sharing a common hardware platform, 3G/EDGE and 3G/EDGE/WLAN data card products are scheduled for market launch in September this year.

Our intensive discussions with laptop manufacturers have resulted in the development of a PCI express mini card module with ultra light power consumption and is sampling at the moment.

Last but not least we are entering the market of broadband fixed and mobile convergence by bringing, in the coming months, a product to market that connects local WLAN users to the Internet using wide area 3G networks.

By adding these products we believe we will continue to have the most comprehensive product portfolio of wireless data products on the market encompassing HSDPA, UMTS, EDGE, GPRS and WLAN technologies.

As we see the market conditions for wireless data cards further strengthening we are able to provide our second half year guidance of between 96 – 100 million EURO with net positive earnings. As such our sales guidance for the full fiscal year is raised to 70%+ compared to last year's top line result".

Financial Review (as per International Financial Reporting Standards for 2005 figures and 2004 figures restated)

Income Statement

Revenues for the second quarter of fiscal year 2005 were EUR 48.9 million, compared to EUR 30.2 million (+62%) generated during the second quarter of 2004. All second quarter revenues originated from equipment sales, mainly the 3G-product line. During the second quarter of 2004 98.5% of the revenues was generated through equipment sales and 1.5% originated from development agreements.
During the first six months of 2005, the company generated revenues of EUR 78.8 million, meaning an increase of 66% compared to EUR 47.5 million during the period in 2004.

Gross Profit

Taking into account a cost of goods sold of EUR 26.8 million, the gross profit reached EUR 22.0 million (45.1% on total sales), compared to a gross profit of EUR 14.8 million in the second quarter of 2004 (49.1% on total sales). Year-to-date, the gross profit grew with 63% to EUR 37.0 million (or 46.9% on total sales) coming from EUR 22.7 million (or 47.8% on total sales).

Operating expenses

The quarterly operating expenses, including depreciation charges, are EUR 11.7 million, compared to EUR 7.8 million in the second quarter of previous fiscal year.
The operating expenses for the first two quarters, including depreciation charges, are EUR 21.2 million, compared to EUR 13.9 million in the first two quarters of previous fiscal year.

Operating Income

The operating income for the second quarter was EUR 10.3 million, or 21.1% on Q2 revenues, compared to EUR 7.0 million, or 23.3% on total revenues in last year equivalent period.
For the first half of 2005, the operating income amounted to EUR 15.8 million (or 20.1% on sales). Compared to the operating income of EUR 8.8 million (or 18.5% on sales) of the first half of 2004, which means an 80% growth.

Financial Results

During the second quarter of 2005, the company dealt with a negative financial result of EUR 1,000.3 thousand. The exchange rate losses on USD amounted to EUR 986.3 thousand. A total of EUR 222.0 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 49.4 thousand were mainly related to leasing contracts.

The company generated a financial revenue of EUR 241.6 thousand from a risk-free investment of the available cash.

The total exchange rate losses during the last 4 quarters amounted to EUR 740 thousand or 0.55% on total sales of that period.

Net Results

The net profit for the second quarter amounts to EUR 7.7 million or EUR 0.76 per basic share (or EUR 0.74 per diluted share). This compared to a net profit of EUR 5.1 million or EUR 0.52 per basic share (or EUR 0.50 per diluted share) during the second quarter of 2004.
The net profit, for the first half of 2005, amounts to EUR 11.4 million or EUR 1.13 per basic share (or EUR 1.11 per diluted share). This compared to a net profit of EUR 6.5 million or EUR 0.68 per basic share (or EUR 0.66 per diluted share) during the first half of 2004.

Balance Sheet

Cash increased from EUR 31.6 million at the end of 2004 to EUR 39.3 million at the end of the second quarter.

Accounts Receivable increased from EUR 15.5 million at the end of 2004 to EUR 30.9 million at the end of the second quarter 2005.

During the first semester, inventories have increased from EUR 5,6 million to EUR 12.1 million. This increase is explained by the building of raw materials stocks in order to meet the strong sales order intake for the third quarter, whilst, with 5.2% of the total inventories, the level of finished goods at quarter end remains very low.

Thanks to the positive results the Company further reduces its deferred tax asset by an amount of EUR 2.1 million during six months, resulting in a deferred tax asset of EUR 1.2 million.
IFRS impact: under USGAAP the deferred tax asset would have been EUR 1.3 million higher mainly as a result of the non-capitalization of the commercial development projects in the former reporting standard.

Fixed assets were EUR 11.9 million (net book value) as at June 30th 2005, an increase of 1.7 million compared to the net book value of EUR 10.2 million at the end of the previous fiscal year. In the course of 2005 the Company invested mainly in additional test equipment and development projects.
IFRS impact: under USGAAP, at quarter-end, the net book value of the fixed assets would have been EUR 7.5 million. The difference results solely from the capitalization under IFRS during the previous years of the commercial development projects as intangible assets.

Total current liabilities increased from EUR 19.8 million at the end 2004 to EUR 38.0 million. This increase is mainly due to the increase of the accounts payable reflecting the increased business activities of the Company.

On total assets of EUR 96.5 million the equity, amounted to EUR 58.2 million, which results in a solvency ratio of 60.4% at quarter-end.

The Company generated EUR 12.3 million cash from operating activities during the first half of 2005, compared to EUR 10.2 million generated in the first half of 2004.

REPORT OF THE STATUTORY AUDITOR

Deloitte Bedrijfsrevisoren has conducted a limited review of the half-yearly consolidated financial information for the half year ended June 30, 2005. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the half-yearly consolidated financial information.

OPTION N.V.
IFRS Consolidated Balance Sheet at June 30, 2005 and December 31, 2004

In 000 EUR	June 30, 2005 000 EUR LIMITED REVIEW	December 31, 2004 000 EUR LIMITED REVIEW
Assets		
Cash & Cash Equivalents	39,255.9	31,612.1
Accounts receivable	30,911.7	15,507.1
Other receivables	1.108.9	883.9
Inventories	12.134.2	5,559.8
Total current assets	**83,410.6**	**53,562.9**
Property & equipment	5,682.3	3,189.9
Intangible assets	6,178.9	7,022.7
Deferred taxes	1,178.9	3,266.3
Total non-current assets	**13.040,1**	**13,478.9**
Total Assets	**96,450.7**	**67,041.8**
Liabilities & shareholders' equity		
Accounts payable	33,129,3	15,711.6
Salaries, tax and payroll related liabilities	1,620.9	1,196.0
Short-term debt	710.9	911.2
Accrued expenses & Deferred Income	2,527.8	1,997.9
Total current liabilities	**37,988.9**	**19,816.8**
Subordinated long-term debt	221.7	221.7
Long-term debt	22.7	286.2
Total non- current liabilities	**244.4**	**507.9**
Common Stock	49,806.6	49,708.4
Retained earnings	8,410.8	-2,991.2
Total Shareholders' Equity	**58,217.4**	**46,717.2**
Total liabilities + Equity	**96,450.7**	**67,041.8**

OPTION N.V.
IFRS Consolidated Income Statement for Q2/2005 and Q2/2004 and for the period ending June 30th, 2005-2004

In 000 EUR	Q2/2005 000 EUR LIMITED REVIEW	Q2/2004 000 EUR LIMITED REVIEW	1st HALF, 2005 000 EUR LIMITED REVIEW	1st HALF, 2004 000 EUR LIMITED REVIEW
Net Sales	**48,868.8**	**30,199.0**	**78,846.1**	**47,519.0**
Cost of goods sold	-26,833.7	-15,381.5	-41,861.3	-24,800.9
Gross Profit	**22,035.1**	**14,817.5**	**36,984.8**	**22,718.1**
Gross Margin %	**45.1%**	**49.1%**	**46.9%**	**47,8%**
Research & Development	-3,668.3	-2,787.1	-7,889.4	-5,259.6
Sales, Marketing & royalty expenses	-6,754.6	-3,861.7	-11,048.5	-6,591.9
General & Administrative	-1,308.6	-1,123.2	-2,227.8	-2,059.1
Operating Income	**10,303.5**	**7,045.4**	**15,819.0**	**8,807.4**
Oper Profit / Turnover %	**21.1%**	**23.3%**	**20.1%**	**18.5%**
Depreciation and amortization	1,676.4	926.2	3,187.8	1,721.9
EBITDA	**11,979.9**	**7,971.6**	**19,006.8**	**10,529.3**
EBITDA / Turnover %	**24.5%**	**26.4%**	**24.1%**	**22.2%**
Exchange gain/(Loss)	-986.3	-206.1	-1,569.0	-255.2
Extraodinary Income / expanse	0.0	0.5	0.0	0.5
Finance Income/(Expense)	-14.0	-105.1	-40.1	-116.1
Income/Loss before Taxes	**9,303.3**	**6,734.7**	**14,210.0**	**8,436.6**
Income tax	-1,620.7	-1,599.7	-2,807.9	-1,908.1
Net Result	**7,682.5**	**5,135.1**	**11,402.1**	**6,528.6**
Average # Shares Outstanding	**10,105,354**	**9,784,683**	**10,105,354**	**9,535,648**
Average # diluted Shares Outstanding	**10,312,457**	**10,174,012**	**10,312,491**	**9,924,832**
Net Result per Share in EUR	**0.76**	**0.52**	**1.13**	**0.68**
Net Result per diluted Share in EUR	**0.74**	**0.50**	**1.11**	**0.66**

OPTION N.V.
IFRS Consolidated Statement of Cash Flow at June 30, 2005
and June 30, 2004

In 000 EUR	1st HALF, 2005 000 EUR LIMITED REVIEW	1st HALF, 2004 000 EUR LIMITED REVIEW
Cash Flows from Operating Activities		
Net result (A)	**11,402.1**	**6,528.6**
Non Cash adjustments		
Depreciation & amort.	3,284.1	1,894.2
Own development capitalized	-713.5	-1,483.5
Capital increase & related costs	98.2	0.0
Translation differences	-0.1	0.0
Deferred taxes	2,800.6	1,898.2
Write-off inventories	142.1	-6.0
Write-off trade debtors	0.4	0.0
Total non cash adjustments (B)	**5,611.8**	**2,302.9**
Change in operating assets and liabilities		
Accounts receivable	-15,405.1	-8,739.9
Inventories	-6,716.4	-577.7
Other assets	-225.0	-107.6
Accounts payable	17,417.7	9,487.9
Salaries, taxes and payroll related liabilities	-288.3	274.9
Accrued expenses & Deferred Income	529.9	1,008.1
Total change in assets & liabilities (C)	**-4,687.2**	**1,345.7**
Cash Flows from Operating Activities	**12,326.7**	**10,177.2**
Cash Flows from Investing Activities		
Intangible fixed assets	-687.8	-1,479.4
Purchases of plant equipment	-3,531.4	-475.4
Total cash flow from investing activities (D)	**-4,219.2**	**-1,954.8**
Cash Flows from Financing Activities		
Proceeds from long term debt	-263.4	-209.6
Repayments from short term debt	-200.3	-1,549.1
Capital Increase and related costs	0.0	8,270.4
Net cash flow from financing activities (E)	**-463.7**	**6,511.7**
Net Cash Flow (A)+(B)+(C)+(D)+(E)	**7,643.8**	**14,734.1**
Net Increase / Decrease in Cash and Equivalents		
Cash at beginning of period	31,612.1	9,136.6
Cash at end of period	39,255.9	23,870.7
Difference	**7,643.8**	**14,734.1**

Transition to IFRS

As from January 1st, 2005 the company has adopted International Financial Reporting Standards. The consequence of this transition will mainly show in the intangible assets through capitalization of commercial development projects and as a consequence also in the deferred taxes

The Board if Directors has decided that capitalized development will be depreciated over a period of two years, in line with the life cycle of the related products in a very fast moving high tech environment.

Effect on shareholders' equity

		(I) - Dec 31st 2003	(II) - Dec 31st, 2004	(III) - Jun 30th, 2005
	USGAAP (audited I & II)	19,150.0	43,009.2	55,164.7
a)	Operating expenses (development and related depreciation)	1,190.2	4,062.5	-899.9
b)	Deferred taxes	-402.0	-1,142.7	244.7
c)	Difference rolled forward: Sum of a) and b) of previous years		788.2	3,708.0
	IFRS (Limited review II & III)	19,938.2	46,717.2	58,217.5

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, Founder & CEO

Frederic Convent, CFO & General Counsel

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0) 16/31.74.11

FAX +32 (0) 16/31.74.90

e-mail : investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI – OTC: OPNVY
Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.